January 16, 2015
Via EDGAR
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Omeros Corporation
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-191779

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Omeros Corporation (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3, File No. 333-191779, filed with the Commission on October 17, 2013, together with all exhibits thereto (collectively, the “Registration Statement”).

This withdrawal request is being made in connection with the Company’s concurrent filing with the Commission of a new Registration Statement on Form S-3 utilizing the Commission’s automatic shelf registration procedure for companies that are well-known seasoned issuers, as defined in Rule 405 under the Securities Act. The Company confirms that the Registration Statement has not been declared effective under the Securities Act and that no securities have been sold or will be sold pursuant to the Registration Statement. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests that all fees paid in connection with the filing of the Registration Statement be credited to the Company for future use consistent with Rule 457(p) under the Securities Act.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this request, please contact Kerry Shannon Burke of Covington & Burling LLP at (202) 662-6000 or me at (206) 676-5000.

Sincerely,

/s/ Marcia S. Kelbon
Vice President, Patent and General Counsel and Secretary